[Letterhead of Wachtell, Lipton, Rosen & Katz]

March 13, 2007

VIA EDGAR AND EMAIL

Ms. Julia E. Griffith, Esq.
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:                             MacDermid, Incorporated (the “Company”)
Schedule 13E-3 Amendment No. 1
File No. 005-15786
Schedule PREM14A
File No. 001-13889
Filed February 27, 2007 by MacDermid et al.

Dear Ms. Griffith:

Reference is made to the Schedule 14A, initially filed with the Securities and Exchange Commission (the “Commission”) on January 12, 2007 and amended by Amendment No. 1 to the Company’s Schedule 14A filed February 27, 2007 (as amended, the “Schedule 14A”) of MacDermid, Incorporated (the “Company”), together with the Company’s Schedule 13E-3, initially filed with the Commission on January 12, 2007 and amended by Amendment No. 1 to the Company’s Schedule 13E-3 filed February 27, 2007 (as amended, the “Schedule 13E-3”).

Reference is also made to our letter, dated March 12, 2007 containing responses of the Company to the comments of the staff of the Commission with respect to Amendment No. 1 to the Company’s Schedule 13E-3 and Amendment No. 1 to the Company’s Schedule 14A given by letter dated March 9, 2007.  Pursuant to subsequent conversations with the staff, we are including in this letter supplemental responses of the Company to certain of these comments.  Each response follows the text of the comment to which it relates.

Schedule 14A

General

2.                                       We note the response to prior comment number four.  Revise the proxy statement to affirmatively disclose the names of the natural persons and entities who have been identified as the participants are in this proxy solicitation.  See Item 4(a)(1) and (2) of Schedule 14A.  In addition, provide the balance of the disclosure required by Item 4(a).

Reference is made to our response given by letter dated March 12, 2007.

The Company respectfully submits that the solicitation that is the subject of the Schedule 14A is being made solely by the Company, and that there are no other “participants” in the solicitation as such term is defined in Instruction 3(a) to Item 4 of Schedule 14A.  As noted in the response given by letter dated March 12, 2007, the solicitation is being conducted solely by regularly employed officers and employees of the Company of the type described in Instruction 3(b)(iv) to Item 4 of Schedule 14A, on behalf of the Company, with the assistance of a third party proxy solicitor firm of the type contemplated by Instruction 3(b)(i) to Item 4 of Schedule 14A.

The Company also submits that the special committee of independent directors of the Company (the “special committee”) does not constitute a “participant” of the type identified in Instruction 3(a)(iii) to Item 4 of Schedule 14A.  As described in the Schedule 14A, the special committee was formed to “investigate, negotiate, consider or otherwise deal with any proposal to purchase the capital stock or assets of MacDermid,” and was further authorized to exercise the full authority of the board of directors with respect to such matters.  It is notable that the special committee consisted of all members of the board of directors of the Company other than Messrs. Leever and Silvestri, who are members of the Investor Group in the transaction.  As noted in the Schedule 14A, the special committee ultimately acted to recommend to the board of directors that it approve and adopt the merger agreement and that the board of directors submit the merger agreement to the Company’s shareholders.  Based on this recommendation, the board of directors of the Company, with Messrs. Leever and Silvestri abstaining, so approved the transaction and submitted the agreement to the shareholders for approval—because of the abstentions of the interested directors, the members of the board of directors taking this action were the same individuals who serve as the special committee.

The special committee exists and possesses authority solely as a result of its creation by and the delegation of authority from the Company’s board of directors.  With respect to the solicitation of shareholders in connection with the proposed merger, the actions of the special committee were limited to a recommendation given to the board of directors, and it was the board of directors that took action, in accordance with Connecticut corporate law, to submit the merger agreement to a vote of the Company’s shareholders.  For these reasons, the Company respectfully submits that the special committee is not a “participant” in the proxy solicitation, and even if it were viewed as being involved in the solicitation, due to its purpose and composition its actions are in fact synonymous with the actions of the board of directors of the Company, and therefore the Company.

3.                                       The cover page of the Schedule 14A only indicates that the registrant is filing the proxy statement.  Advise us, with a view toward revised disclosure, why the participants have not been identified on the cover page of Schedule 14A as persons other than the issuer filing the proxy statement.

Please see response to Comment 2 above.

4.                                       We have reviewed the response and amended disclosure provided in reply to comment number 12.  Advise us, with a view toward revised disclosure, how the filing persons other than MacDermid, complied with prior comment number 12.  See Instruction 2 to Item 1014(b) of Regulation M-A.  In addition, please advise, with a view toward revised disclosure, how MacDermid addressed MacDermid’s going concern value as it relates to MacDermid’s substantive fairness determination.

Reference is made to our response given by letter dated March 12, 2007.

The Company further notes that the Merrill Lynch analysis and opinion, as described in the Schedule 14A, includes several customary methods of valuing a publicly held stock corporation as a going concern, among them valuation analyses based on historical stock trading prices, earnings multiples relative to comparable publicly traded companies and comparable transactions involving publicly traded corporations, and discounted cash flow.  The special committee considered these analyses taken as a whole and, in assessing the going concern value of the Company, the special committee expressly adopted Merrill Lynch’s analysis and opinion.

*    *    *    *    *    *

We would greatly appreciate the opportunity to discuss any remaining questions any members of the staff may have about the filings or the responses given above at your earliest convenience.  Should any members of the staff have any questions regarding the foregoing, please feel free to contact the undersigned or Lawrence S. Makow of Wachtell, Lipton, Rosen & Katz at (212) 403-1000.

Sincerely,

/s/ Matthew M. Guest
Matthew M. Guest

cc:

Nicholas P. Panos, Esq.
United States Securities and Exchange Commission

John L. Cordani, Esq.
MacDermid, Incorporated

G. Daniel O’Donnell, Esq.

Geraldine A. Sinatra, Esq.
Dechert LLP